CUSIP No. 22834Q 10 8

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

Crown Financial Group, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

22834Q 10 8

(CUSIP Number)

PEAK6 Investments, L.P.

209 S. LaSalle Street, Suite 200

Chicago, Illinois 60604

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 5, 2004

(Date of Event which Requires Filing of this Statement

If the filing person has previously filed a statement on Schedule 13G to report the acquisitions which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box  ☐.

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*	The Remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed t be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the act (however, see the Notes).

CUSIP No. 22834Q 10 8

SCHEDULE 13D

1	NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
Jennifer Just Makowiec

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS* AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED	☐
PURSUANT TO ITEMS 2(d) OR 2(E)

6	CITIZENSHIP OR PLACE OR ORGANIZATION United States citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

	8	SHARED VOTING POWER 1,156,000 shares

	9	SOLE DISPOSITIVE POWER

	10	SHARED DISPOSITIVE POWER 1,156,000 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,156,000 shares

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.4%

14	TYPE OF REPORTING PERSON IN

CUSIP No. 22834Q 10 8

SCHEDULE 13D

NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
Matthew N. Hulsizer

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS* AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED	☐
PURSUANT TO ITEMS 2(d) OR 2(E)

6	CITIZENSHIP OR PLACE OR ORGANIZATION United States citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

	8	SHARED VOTING POWER 1,156,000 shares

	9	SOLE DISPOSITIVE POWER

	10	SHARED DISPOSITIVE POWER 1,156,000 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,156,000 shares

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.4%

14	TYPE OF REPORTING PERSON IN

CUSIP No. 22834Q 10 8

SCHEDULE 13D

1	NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
PEAK6 Capital Management, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS* WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED	☐
PURSUANT TO ITEMS 2(d) OR 2(E)

6	CITIZENSHIP OR PLACE OR ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
406,000 shares

	8	SHARED VOTING POWER

	9	SOLE DISPOSITIVE POWER
406,000 shares

	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 406,000 shares

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.3%

14	TYPE OF REPORTING PERSON BD

CUSIP No. 22834Q 10 8

SCHEDULE 13D

1	NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
PEAK6 Investments, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS* WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED	☐
PURSUANT TO ITEMS 2(d) OR 2(E)

6	CITIZENSHIP OR PLACE OR ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 750,000

	8	SHARED VOTING POWER 406,000 shares

	9	SOLE DISPOSITIVE POWER 750,000

	10	SHARED DISPOSITIVE POWER 406,000 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,156,000 shares

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.4%

14	TYPE OF REPORTING PERSON PN

CUSIP No. 22834Q 10 8

SCHEDULE 13D

1	NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
PEAK6, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS* AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED	☐
PURSUANT TO ITEMS 2(d) OR 2(E)

6	CITIZENSHIP OR PLACE OR ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

	8	SHARED VOTING POWER 1,156,000 shares

	9	SOLE DISPOSITIVE POWER

	10	SHARED DISPOSITIVE POWER 1,156,000 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,156,000 shares

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.4%

14	TYPE OF REPORTING PERSON OO

CUSIP No. 22834Q 10 8

SCHEDULE 13D

Crown Financial Group, Inc.

Filed by PEAK6 Investments, L.P. (“LP”),

PEAK6 Capital Management, LLC (“PEAK6”), PEAK6, LLC (“LLC”),

Jennifer Just Makowiec (“JJM”), and Matthew N. Hulsizer (“MNH”)

Item 1. Security and Issuer:

Crown Financial Group, Inc.

Newport Tower

525 Washington Boulevard

Jersey City, NJ 07310

Common Stock

Items 2-6 Inclusive for LP:

Item 2. Identity and Background:

(a)	PEAK6 Investments, L.P., a Delaware limited partnership

(b)	Address of Principal Business:

209 S. LaSalle Street, Suite 200

Chicago, Illinois 60604

(c)	Principal Business: Investment and technology solutions provider. The address of LP’s principal business and its principal office is the address given in Item 2(b) above.

(d)	LP has not been involved in any criminal proceedings.

(e)	LP has never been a party to any civil, judicial or administrative proceeding in which there has been any finding of any violation of any federal or state securities laws.

Item 3. Source and Amount of Funds or Other Considerations:

All acquisitions of the common stock of the Issuer directly owned by LP were acquired with working capital funds. The acquisition of the 406,000 shares owned by LP indirectly through PEAK6 were purchased using the working capital funds of PEAK6.

Item 4. Purpose of Transaction:

Investment purposes. LP does have an intent to acquire additional securities, directly or indirectly, of the Issuer if such additional securities become available at a price LP considers reasonable.

CUSIP No. 22834Q 10 8

Item 5. Interest in Securities of the Issuer.

(a)	LP is deemed to beneficially own all 406,000 shares of common stock of Issuer held by PEAK6 and all 750,000 shares it owns directly, which represents 9.4% of the outstanding common stock of Issuer. LP owns 6.1% of the Issuer shares of common stock directly and 3.3% of the Issuer shares of common stock indirectly by virtue of owning 100% of the membership interests of PEAK6 and being the managing member of PEAK6.

(b)	LP has sole voting power and sole dispositive power with respect to 750,000 shares of common stock of Issuer that it owns directly. By virtue of directly owning 100% of the membership interests of PEAK6 and being the managing member of PEAK6, LP has shared voting and dispositive power with respect to the 406,000 shares of common stock of Issuer owned directly by PEAK6. Such power is shared with JJM, MNH and the LLC.

(c)	In the past sixty days, LP made the following private market transaction in the Issuer’s stock, which purchase was made directly with the Issuer for newly issued shares of common stock:

Purchases	# OF SHARES	SHARE PRICE
DATE - 2004
May 5	750,000	$1.00

(d)	The LP is controlled by its general partner, the LLC, of which JJM and MNH are the managing members. The LP, the LLC, JJM (as a managing member of the LLC) and MNH (as a managing member of the LLC) are the only persons who are known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds of sale of, the 750,000 shares of Issuer common stock directly owned by LP. PEAK6, the LP, the LLC, JJM and MNH are the only persons who are known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the 406,000 shares of Issuer common stock directly owned by PEAK6. The interests of LP, PEAK6, the LLC, JJM and MNH in the common stock of Issuer relate to more than a 5% interest in the common stock of Issuer.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

None.

CUSIP No. 22834Q 10 8

Items 2-6 Inclusive for the PEAK6.

Item 2. Identity and Background:

(a)	PEAK6 Capital Management, LLC, a Delaware limited liability company.

(b)	Address of Principal Business:

209 S. LaSalle Street, Suite 200

Chicago, Illinois 60604

(c)	Principal Business: Market Maker.

(d)	PEAK6 has not been involved in any criminal proceedings.

(e)	PEAK6 has never been a party to any civil, judicial or administrative proceeding in which there has been any finding of any violation of any federal or state securities laws.

Item 3. Source and Amount of Funds or Other Considerations.

PEAK6 directly owns 406,000 shares of common stock of Issuer. The shares were purchased from the working capital funds of PEAK6.

Item 4. Purpose of Transaction.

Investment purposes. PEAK6 does have an intent to acquire additional securities of the Issuer if such additional securities become available at a price PEAK6 considers reasonable.

Item 5. Interest in Securities of the Issuer.

(a)	PEAK6 owns 406,000 shares of common stock of Issuer, which represents 3.3% of the outstanding shares of Issuer.

(b)	PEAK6 has sole voting power and sole dispositive power with respect to the 406,000 shares of common stock of Issuer owned by PEAK6.

(c)	PEAK6 acquired all 406,000 shares of common stock of Issuer from an individual in a private transaction. PEAK6 has not effected any transactions in the common stock of Issuer in the past sixty days.

(d)	PEAK6 is a Delaware limited liability company. The managing member of PEAK6 is the LP. The general partner of the LP is the LLC. The two managing members of the LLC are JJM and MNH. PEAK6, the LP, the LLC, JJM (as a managing member of the LLC) and MNH (as a managing member of the LLC) are the only persons who are known to have the right to receive or the power to

CUSIP No. 22834Q 10 8

direct the receipt of dividends from, or the proceeds of sale of, the 406,000 shares of the Issuer common stock owned by PEAK6.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

None.

Items 2-6 Inclusive for the LLC.

Item 2. Identity and Background:

(a)	PEAK6, LLC, a Delaware limited liability company.

(b)	Address of Principal Business:

209 S. LaSalle Street, Suite 200

Chicago, Illinois 60604

(c)	Principal Business: Investment and technology solutions provider.

(d)	The LLC has not been involved in any criminal proceedings.

(e)	The LLC has never been a party to any civil, judicial or administrative proceeding in which there has been any finding of any violation of any federal or state securities laws.

Item 3. Source and Amount of Funds or Other Considerations.

The LLC indirectly owns the 1,156,000 shares of Issuer by virtue of directly owning 82% of the LP and being the general partner of the LP. See LP’s response to Item 3 herein.

Item 4. Purpose of Transaction.

The LLC acquired its shares of common stock of Issuer for the same purposes as LP. See LP’s response to Item 4 herein.

Item 5. Interest in Securities of the Issuer.

(a)	By virtue of owning 82% of the LP, and all votes of the LP, the LLC is deemed to beneficially own the 1,156,000 shares of common stock of Issuer beneficially owned by LP, which represents 9.4% of the outstanding shares of Issuer.

(b)	By virtue of owning 82% of the LP, and all votes of the LP, the LLC has shared voting power and shared dispositive power with respect to the 1,156,000 shares of common stock of Issuer owned by LP and PEAK6.

(c)	See LP’s response to Item 5(c) herein.

CUSIP No. 22834Q 10 8

(d)	The LLC is controlled by its managing members, JJM and MNH. The LP is controlled by its general partner, the LLC. The LP, the LLC, JJM (as a managing member of the LLC) and MNH (as a managing member of the LLC) are the only persons known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds of sale of, the 750,000 shares of Issuer common stock directly owned by LP. PEAK6, the LP, the LLC, JJM and MNH are the only persons who are known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the 406,000 shares of Issuer common stock directly owned by PEAK6. The interests of LP, PEAK6, the LLC, JJM and MNH in the common stock of Issuer relate to more than a 5% interest in the common stock of Issuer.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Items 2-6 Inclusive for JJM.

Item 2. (a) Jennifer Just Makowiec.

(b)	Principal Business Address:

209 S. LaSalle Street, Suite 200

Chicago, Illinois 60604

(c)	Principal Business: Managing member of the LLC.

(d)	JJM has not been involved in any criminal proceedings.

(e)	JJM has never been a party to any civil, judicial or administrative proceeding in which there has been any finding of any violation of any federal or state securities laws.

(f)	Citizen of United States.

Item 3. Source and Amount of Funds or Other Considerations.

JJM is a managing member of the LLC. See LP’s response to Item 3 herein.

Item 4. Purpose of Transaction.

JJM acquired her shares of common stock of Issuer for the same purposes as LP. See response of LP to Item 4 herein.

Item 5. Interest in Securities of the Issuer.

(a)	By virtue of being a managing member of LLC, JJM is deemed to beneficially own the 1,156,000 shares of common stock of Issuer owned by PEAK6 and LP, which

CUSIP No. 22834Q 10 8

represents 9.4% of the outstanding shares of Issuer. The LLC is the general partner of the LP, which owns 100.00% of the membership interests of PEAK6.

(b)	By virtue of being a managing member of the LLC, JJM has shared voting power and shared dispositive power with respect to the 1,156,000 shares of common stock of Issuer, LP and Peak6’s owned by PEAK6 and LP.

(c)	See LP’s response to Item 5(c) herein.

(d)	The LP is controlled by its general partner, the LLC, of which JJM and MNH are the managing members. The LP, the LLC, JJM (as a managing member of the LLC) and MNH (as a managing member of the LLC) are the only persons who are known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds of sale of, the 750,000 shares of Issuer common stock directly owned by LP. PEAK6, the LP, the LLC, JJM and MNH are the only persons who are known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the 406,000 shares of Issuer common stock directly owned by PEAK6. The interests of LP, PEAK6, the LLC, JJM and MNH in the common stock of Issuer relate to more than a 5% interest in the common stock of Issuer.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

None.

Items 2-6 Inclusive for MNH.

Item 2. Identity and Background:

(a)	Matthew N. Hulsizer

(b)	Principal Business Address:

209 LaSalle St., Suite 200

Chicago, Illinois 60604

(c)	Managing Member of the LLC.

(d)	MNH has not been involved in any criminal proceedings.

(e)	MNH has never been a party to any civil, judicial or administrative proceeding in which there has been any finding of any violation of any federal or state securities laws.

(f)	United States Citizen.

CUSIP No. 22834Q 10 8

Item 3. Source and Amount of Funds or Other Considerations.

MNH is a managing member of the LLC. See response of LP to Item 3 herein.

Item 4. Purpose of the Transaction.

MNH acquired the shares of common stock of Issuer for the same purposes as LP. See response of LP to Item 4 herein.

Item 5. Interest in Securities of the Issuer.

(a)	By virtue of being a managing member of the LLC, MNH is deemed to beneficially own the 1,156,000 shares of common stock of Issuer owned by PEAK6 and LP, which represents 9.4% of the outstanding shares of Issuer. The LLC is the general partner of the LP, which owns 100.00% of PEAK6.

(b)	By virtue of being a managing member of the LLC, MNH has shared voting power and shared dispositive power with respect to the 1,156,000 shares of common stock of Issuer owned by PEAK6 and LP.

(c)	See LP’s response to Item 5(c) herein.

(d)	The LP is controlled by its general partner, the LLC, of which JJM and MNH are the managing members. The LP, the LLC, JJM (as a managing member of the LLC) and MNH (as a managing member of the LLC) are the only persons who are known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds of sale of, the 750,000 shares of Issuer common stock directly owned by LP. PEAK6, the LP, the LLC, JJM and MNH are the only persons who are known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the 406,000 shares of Issuer common stock directly owned by PEAK6. The interests of LP, PEAK6, the LLC, JJM and MNH in the common stock of Issuer relate to more than a 5% interest in the common stock of Issuer.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

None.

A joint filing statement is filed as an exhibit to this Schedule 13D.

CUSIP No. 22834Q 10 8

Signatures.

After reasonable inquiry and to the best of our knowledge and belief, and undersigned certify that the information set forth in this statement is true.

May 13, 2004

PEAK6 INVESTMENTS, L.P.

By:	PEAK6, LLC, its general partner

By:	/s/ Jennifer Just Makowiec
Jennifer Just Makowiec
Managing Member

By:	/s/ Matthew N. Hulsizer
Matthew N. Hulsizer
Managing Member

PEAK6 CAPITAL MANAGEMENT, LLC

By:	PEAK6 Investments, L.P., its managing member

By:	PEAK6, LLC, its general partner

By:	/s/ Jennifer Just Makowiec
Jennifer Just Makowiec
Managing Member

By:	/s/ Matthew N. Hulsizer
Matthew N. Hulsizer
Managing Member

PEAK6, LLC

By:	/s/ Jennifer Just Makowiec
Jennifer Just Makowiec
Managing Member

By:	/s/ Matthew N. Hulsizer
Matthew N. Hulsizer
Managing Member

/s/ Jennifer Just Makowiec
Jennifer Just Makowiec

/s/ Matthew N. Hulsizer
Matthew N. Hulsizer

CUSIP No. 22834Q 10 8

EXHIBIT TO SCHEDULE 13D

DATED May 5, 2004, OF

JENNIFER JUST MAKOWIEC, MATTHEW N. HULSIZER

PEAK6, LLC, PEAK6 CAPITAL MANAGEMENT, LLC

AND PEAK6 INVESTMENTS, L.P.

JOINT FILING AGREEMENT

PEAK6 Capital Management, LLC (“PEAK6”), PEAK6 Investments, L.P. (“LP”), PEAK6, LLC (“LLC”), Jennifer Just Makowiec (“JJM”), and Matthew N. Hulsizer (“MNH”) hereby agree that the Schedule 13D to which this statement is attached is filed on behalf of PEAK6, the LP, the LLC, JJM, and MNH, and that any amendments to this Schedule 13D may be filed on behalf of PEAK6, the LP, the LLC, JJM and MNH.

PEAK6 INVESTMENTS, L.P.

By:	PEAK6, LLC, its general partner

By:	/s/ Jennifer Just Makowiec
Jennifer Just Makowiec
Managing Member

By:	/s/ Matthew N. Hulsizer
Matthew N. Hulsizer
Managing Member

PEAK6 CAPITAL MANAGEMENT, LLC

By:	PEAK6 INVESTMENTS, L.P.,
its managing member

By:	PEAK6, LLC, its general partner

By:	/s/ Jennifer Just Makowiec
Jennifer Just Makowiec
Managing Member

By:	/s/ Matthew N. Hulsizer
Matthew N. Hulsizer
Managing Member

PEAK6, LLC

By:	/s/ Jennifer Just Makowiec
Jennifer Just Makowiec
Managing Member

By:	/s/ Matthew N. Hulsizer
Matthew N. Hulsizer Managing Member

/s/ Jennifer Just Makowiec
Jennifer Just Makowiec

/s/ Matthew N. Hulsizer
Matthew N. Hulsizer